UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CORE, INC.
(Name of Issuer)

Common Stock
(Title Class of Securities)

21867P 10 2
(CUSIP Number)

Check the following box if a fee is being paid with this statement: /  /

(1)   NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      John Pappajohn  ###-##-####  Mary Pappajohn  ###-##-####

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)  /  /
      (b)  /  /

(3)   SEC USE ONLY

(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REAPORTING PERSON
WITH:
(5)   SOLE VOTING POWER

      361,569

(6)   SHARED VOTING POWER

      110,400

(7)   SOLE DISPOSITIVE POWER

      361,569

(8)   SHARED DISPOSITIVE POWER

      110,400

(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      471,969

(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

      /  /

(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.40%

(12)  TYPE OF REPORTING PERSON

      IN

SCHEDULE 13G

Item 1 (a).  Name of Issuer:

             CORE, INC.

Item 1 (b).  Address of Issuer's Principal Executive Offices:

             1881 Von Karman Avenue, Suite 1750
             Irvine, CA   92715

Item 2 (a).  Name of Person Filing:

             John Pappajohn and Mary Pappajohn

Item 2 (b).  Address of Principal Business Office or, if none,
             Residence:

             2116 Financial Center
             Des Moines, Iowa  50309

Item 2 (c).  Citizenship:

             U.S.A.

Item 2 (d).  Title of Class of Securities:

             Common Stock

Item 2 (e).  CUSIP Number:

             21867P 10 2

Item 3.

     Not Applicable.

Item 4.  Ownership:

     (a) Amount Beneficially Owned: Includes 178,575 shares issuable under outstanding stock options and 26,800 shares issuable under warrants. Also includes 70,200 shares held of record by Mary Pappajohn, Mr. Pappajohn's wife and 40,200 shares held of record by Thebes, Ltd., of which Mary Pappajohn is the sole owner. Mr. Pappajohn disclaims beneficial ownership of these shares.

     (b) Percent of Class: 6.4%; based upon 7,378,086 shares actually outstanding, assuming conversion of filers option and warrant shares, as of December 31, 1996.

     (c)  Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote:

              See cover item 5.

        (ii)  shared power to vote or to direct the vote:

              See cover item 6. Consists of 70,200 shares held by Mary Pappajohn, Mr. Pappajohn's wife and 40,200 shares held by Thebes, Ltd., of which Mrs. Pappajohn is the sole owner. Mr. Pappajohn disclaims beneficial ownership of these shares.

       (iii) sole power to dispose or to direct the disposition of:

              See cover item 7.

        (iv) shared power to dispose or to direct the disposition of:

              See cover item 8. Consists of 70,200 shares held by Mary Pappajohn, Mr. Pappajohn's wife and 40,200 shares held by Thebes, Ltd., of which Mrs. Pappajohn is the sole owner. Mr. Pappajohn disclaims beneficial ownership of these shares.


Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person:

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security
         Being Reported on By the Parent Holding Company:

     Not Applicable.

Item 8.  Identification and Classification of Members of the
         Group:

     Not Applicable.

Item 9.  Notice of Dissolution of Group:

     Not Applicable.

Item 10.  Certification:

          Not Applicable.


     Note:  All information in the Schedule 13G is as of December
     31, 1996 unless otherwise noted.


After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:


/s/ John Pappajohn
-------------------
John Pappajohn


/s/ Mary Pappajohn
-------------------
Mary Pappajohn